INDEPENDENT AUDITORS' REPORT


To the Partners of Kaahumanu Center Associates:

We have audited the accompanying balance sheets of Kaahumanu Center Associates (a Hawaii limited partnership) as of December 31, 1996 and 1995, and the related statements of operations, changes in partners' capital (deficit) and cash flows for the three years ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the partnership at December 31, 1996 and 1995, and the results of its operations and its cash flows for the three years ended December 31, 1996 in conformity with generally accepted accounting principles.


/S/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Honolulu, Hawaii
February 7, 1997

KAAHUMANU CENTER ASSOCIATES

Balance Sheets
December 31, 1996 and 1995


ASSETS
------                                                    1996              1995
                                                      -----------       -----------
Current Assets
  Cash                                                $   176,992       $   502,635
  Accounts receivable - less allowance of
    $34,942 and $101,356 for doubtful accounts            480,147           816,645
  Prepaid expenses                                         43,957            82,520
                                                      -----------       -----------
    Total Current Assets                                  701,096         1,401,800
                                                      -----------       -----------
Property
  Land and land improvements                            5,976,029         5,787,383
  Building                                             76,955,082        76,874,388
  Furniture, fixtures and equipment                     4,293,164         4,174,014
  Construction in process                                 188,359            10,292
                                                      -----------       -----------
    Total Property                                     87,412,634        86,846,077
    Accumulated depreciation                           11,831,746         9,052,587
                                                      -----------       -----------
    Net Property                                       75,580,888        77,793,490
                                                      -----------       -----------
Other Assets                                            5,460,955         5,976,139
                                                      -----------       -----------
Total Assets                                          $81,742,939       $85,171,429
                                                      ===========       ===========
LIABILITIES & PARTNERS' CAPITAL
-------------------------------
Current Liabilities
  Current portion of long-term debt                   $   748,840       $   661,888
  Accounts payable                                        317,636           277,145
  Due to ML&P                                             630,418           842,934
  Other current liabilities                                45,116            50,223
                                                      -----------       -----------
    Total Current Liabilities                           1,742,010         1,832,190
                                                      -----------       -----------
Long-Term Liabilities
  Long-term debt                                       63,152,354        63,955,794
  Other long-term liabilities                              73,690            55,026
                                                      -----------       -----------
    Total Long-Term Liabilities                        63,226,044        64,010,820
                                                      -----------       -----------
Partners' Capital                                      16,774,885        19,328,419
                                                      -----------       -----------
Total Liabilities & Partners' Capital                 $81,742,939       $85,171,429
                                                      ===========       ===========

See notes to financial statements.

KAAHUMANU CENTER ASSOCIATES

Statements of Operations
Years Ended December 31, 1996, 1995 and 1994


                                             1996              1995              1994
                                          -----------       ----------        ----------
Revenues
  Rental income - minimum                 $ 7,721,398      $ 6,571,728        $2,805,574
  Rental income - percentage                  672,790          819,960           877,437
  Other operating income - primarily
      recoveries from tenants               5,283,092        4,825,309         2,675,300
                                          -----------       ----------        ----------
Total Revenues                             13,677,280       12,216,997         6,358,311
                                          -----------       ----------        ----------


Costs and Expenses
  Utilities                                 2,707,707        2,540,736         1,345,027
  Payroll and related costs                 1,843,850        1,816,498           984,068
  Depreciation and amortization             3,277,602        3,354,646           956,872
  Interest                                  5,603,074        6,113,766           743,742
  Repairs and maintenance                     508,892          558,101           314,201
  General excise taxes                        538,472          470,808           251,388
  Real property taxes                         288,938          255,206           133,360
  Insurance                                   281,276          263,168            91,315
  Provision for doubtful accounts              33,868          184,940            43,944
  Advertising and promotions                  106,425          172,894            39,995
  Management fee                              262,319          163,633                --
  Professional fees                           174,779          159,528            32,443
  Other expenses                               70,298           69,402            43,021
                                          -----------       ----------        ----------
Total Costs and Expenses                   15,697,500       16,123,326         4,979,376
                                          -----------       ----------        ----------
Net Income (Loss)                         $(2,020,220)     $(3,906,329)       $1,378,935
                                          ===========       ==========        ==========

See notes to financial statements.

KAAHUMANU CENTER ASSOCIATES

Statements of Changes in Partners' Capital (Deficit)
Years Ended December 31, 1996, 1995 and 1994



                                                       State of
                                                        Hawaii
                                     Maui Land &      Employees'
                                      Pineapple       Retirement
                                    Company, Inc.       System             TOTAL
                                    -------------     ----------        ------------
Partners' Capital (Deficit),
  December 31, 1993                 $ (5,529,926)     $   317,287       $ (5,212,639)

Net Income  - 1994                     1,365,146           13,789          1,378,935
                                    ------------      -----------       ------------
Partners' Capital (Deficit),
  December 31, 1994                   (4,164,780)         331,076         (3,833,704)

Capital Contributions:
  Conversion of loan                          --       30,587,879         30,587,879
  Conversion of payable balance        1,332,060               --          1,332,060

Cash Distribution                             --       (4,851,487)        (4,851,487)

Net Loss - 1995                       (2,749,360)      (1,156,969)        (3,906,329)
                                    ------------      -----------       ------------
Partners' Capital (Deficit),
  December 31, 1995                   (5,582,080)      24,910,499         19,328,419

Adjustment to prior year
  conversion of payable balance         (533,314)              --           (533,314)


Net Loss - 1996                       (1,010,110)      (1,010,110)        (2,020,220)
                                    ------------      -----------       ------------
Partners' Capital (Deficit),
  December 31, 1996                 $ (7,125,504)     $23,900,389       $ 16,774,885
                                    ============      ===========       ============



See notes to financial statements.


KAAHUMANU CENTER ASSOCIATES

Statements of Cash Flows
Years Ended December 31, 1996, 1995 and 1994


                                         1996             1995              1994
                                    -------------     ------------      ------------
Operating Activities:
  Net Income (Loss)                 $  (2,020,220)    $ (3,906,329)     $  1,378,935
  Adjustments to reconcile
   net income to cash provided
   by operating activities:
   Depreciation and amortization        3,277,602        3,354,646           956,872
   Accrued rent                          (359,705)        (271,778)               --
   (Increase) decrease in
      accounts receivable                 336,498          225,457          (948,086)
    Increase (decrease) in
      accounts payable                   (359,679)         606,996         1,433,272
    Net change in other operating
      assets and liabilities               34,936         (257,585)          107,455
Net Cash Provided by                 -------------    ------------      ------------
  (Used in) Operating Activities          909,432         (248,593)        2,928,448
                                     -------------    ------------      ------------
Investment Activities:
  Purchases of property                  (584,175)      (4,356,375)      (41,768,581)
  Payments for deferred costs            (237,436)      (2,124,624)       (1,449,395)
  (Increase) decrease in
      restricted cash                     631,500       (1,503,926)               --
Net Cash Used in Investment         -------------     ------------      ------------
      Activities                         (190,111)      (7,984,925)      (43,217,976)
                                    -------------     ------------      ------------
Financing Activities:
  Payments of long-term debt             (716,488)     (45,571,361)         (181,998)
  Payment to ML&P for adjustment
      of prior year payable
      conversion                         (328,476)              --                --
  Proceeds from long-term debt                 --       69,188,291        38,549,619
  Increase (decrease) in amount
      due to ML&P                              --      (11,843,476)        2,940,635
  Cash distribution                            --       (4,851,487)               --
Net Cash Provided by (Used in)      -------------     ------------      ------------
      Financing Activities             (1,044,964)       6,921,967        41,308,256
                                    -------------     ------------      ------------
Net Increase (Decrease) in Cash          (325,643)      (1,311,551)        1,018,728

Cash, Beginning of Year                   502,635        1,814,186           795,458
                                    -------------     ------------      ------------
Cash, End of Year                   $     176,992     $    502,635      $  1,814,186
                                    =============     ============      ============

See notes to financial statements.
KAAHUMANU CENTER ASSOCIATES

Notes to Financial Statements
Years Ended December 31, 1996, 1995 and 1994

ORGANIZATION

Kaahumanu Center Associates (the Partnership) was formed on June 23, 1993 as a limited partnership between Maui Land & Pineapple Company, Inc. (ML&P), as general partner, and the Employees' Retirement System of the State of Hawaii (ERS), as limited partner. The purpose of the partnership is to finance the expansion and renovation of and to own and operate the Kaahumanu Shopping Center (the Center).

The Center is a regional shopping mall located in Kahului, Maui.
Prior to the expansion, the Center consisted of approximately 315,000 square feet of gross leasable area. The expansion and renovation which was completed in November 1994, increased the Center to approximately 573,000 square feet of gross leasable area.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Partnership's policy is to prepare its financial statements using the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Future actual amounts could differ from those estimates.

Property - Property which was contributed to the partnership by ML&P is stated at ML&P's net book value at the date of contribution;
subsequent additions are stated at cost. Depreciation is computed using the straight-line method.

Noncurrent Accounts Receivable - The excess of minimum rental income recognized on a straight-line basis over amounts receivable according to provisions of the lease are classified as noncurrent accounts receivable.

Deferred Costs - Amounts expended by the Partnership for construction of tenant improvements are classified as deferred costs and are amortized over the terms of the respective leases.

Interest Capitalization - Interest costs are capitalized during the construction period of major capital projects.

Advertising and Promotion - The cost of advertising and sales promotion activities are expensed as incurred.

Income Taxes - The Partnership is not subject to federal and state income taxes. The distributive shares of income or loss and other tax attributes from the Partnership are reportable by the individual partners.


PARTNERSHIP AGREEMENT

Capital Contributions - ML&P contributed the land and the shopping center improvements as they existed prior to the expansion and renovation project, subject to the existing first mortgage, together with approximately nine acres of adjacent land which became part of the expanded shopping center, for a 99% interest in the Partnership. Effective April 30, 1995, an amount of $1,332,000 owing to ML&P was considered a capital contribution. This amount was reduced in 1996 by $533,000 for items which would have impacted the previous amount owing, including a payment of $328,000 to ML&P in 1996.

ERS originally contributed $312,000 for a one percent interest in the Partnership and made a loan of $30.6 million to the Partnership. Effective April 30, 1995, after completion of the expansion and renovation and the satisfaction of certain conditions, ERS converted its loan to capital for an additional 49% interest and became a 50% partner with ML&P.

In January 1997 the Partnership received cash of $714,000 from the partners pursuant to a cash call.

Allocations and Distributions - Profit and loss allocations and cash distributions of the partnership are based on the ownership interests of the partners.

ERS and ML&P each have a 9% cumulative, non-compounded priority right to cash distributions based on their net contributions to the partnership (preferred return). The ML&P preferred return is subordinate to the ERS preferred return. For the purpose of calculating the preferred returns, each partner's capital contribution had an agreed upon value of $30.9 million on April 30, 1995. The accumulated unpaid preferred returns at December 31, 1996 were $3,928,000 for both ERS and ML&P.

Management and Operations - ML&P as managing partner, is responsible for the day-to-day management of the Partnership's business affairs. Major decisions, as defined in the partnership agreement, require the unanimous approval of the partners.

SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental Disclosure of Cash Flow Information and Non-Cash
Investing and Financing Activities:

1. Interest (net of amounts capitalized) paid during 1996, 1995 and 1994 was $5,603,000, $6,671,000 and $655,000, respectively.

2. Effective April 30, 1995, the Employees' Retirement System of the State of Hawaii converted its $30.6 million loan to an additional 49% ownership in Kaahumanu Center Associates. At the same time, ML&P contributed $1.3 million by conversion to capital of an amount owing to it. This amount was adjusted in 1996 as discussed above.


INTEREST

The Partnership incurred interest expense of $5,603,000 for 1996, $6,114,000 for 1995 and $5,178,000 for 1994, of which $4,434,000 was capitalized for 1994.

RELATED PARTY TRANSACTIONS

The Partnership has an agreement with ML&P for the operation of the Center. The operating agreement has an initial term of 15 years, which commenced when ERS became a 50% partner, with options to renew for four additional 10-year periods. The agreement provides for certain performance tests, which if not met could result in termination of the agreement. Pursuant to the agreement, the Partnership pays to ML&P an operator's fee equal to 3% of gross revenues, as defined. In 1996 and 1995, ML&P charged the Partnership $262,000 and $164,000, respectively, for management fees.

The Partnership does not have any employees. As such, ML&P provides all on-site and administrative personnel and also incurs other costs and expenses, primarily insurance and real property taxes, which are reimbursable by the Partnership. In 1996, 1995 and 1994 ML&P charged the Partnership $2,391,000, $2,356,000 and $1,352,000, respectively, for payroll and other costs and expenses.

ML&P generates a portion of the electricity which is used by the Center. In 1996, 1995 and 1994 ML&P charged the Partnership
$2,359,000, $2,214,000 and $1,163,000, respectively, for electricity.

Amounts due to ML&P for management fees, electricity and reimbursable costs were $630,000 and $843,000 as of December 31, 1996 and 1995, respectively.

OTHER ASSETS

Other Assets at December 31, 1996 and 1995 consisted of the following:

                                             1996                    1995

Deferred costs                            $3,957,047              $4,200,435
Restricted cash                              872,425               1,503,926
Noncurrent accounts receivable               631,483                 271,778

      Total Other Assets                  $5,460,955              $5,976,139


Deferred costs are net of amortization of $1,180,431 and $669,605 at December 31, 1996 and 1995, respectively. Restricted cash represents proceeds from the mortgage loan which are reserved for additional expansion costs (see BORROWING ARRANGEMENTS), as well as a percentage of revenues retained for capital improvements as set forth in the Partnership Operating Agreement. Noncurrent accounts receivable represent the excess of minimum rental income recognized on a straight-line basis over amounts receivable according to provisions of the lease.


BORROWING ARRANGEMENTS

The Partnership has a mortgage loan which bears interest at 8.57% and is payable in monthly installments of $526,000, including interest, through 2005 when the entire balance is payable. The loan is collateralized by the Center and is nonrecourse except for the first $10 million which is guaranteed by ML&P until the Center attains a defined level of net operating income.

Based on rates currently available to the Partnership for debt with similar terms and maturity, the fair value of this liability was estimated to be $65.8 million and $71.1 million at December 31, 1996 and 1995, respectively.
Scheduled principal maturities for the next five years from 1997 through 2001 are as follows: $749,000, $906,000, $942,000, $1,011,000 and $1,118,000.


LEASES

Tenant leases of the Center provide for monthly base rent plus percentage rents and reimbursement for common area maintenance and other costs. Future minimum rental income to be received under non-cancelable operating leases of the Center aggregates $65,684,000 and is receivable during the next five years (1997 to 2001) as follows:
$6,492,000, $6,432,000, $6,266,000, $6,180,000, $6,032,000,
respectively, and $34,282,000 thereafter.

CONCENTRATION OF CREDIT RISK

The Partnership extends credit to its tenants in the course of its leasing operations. The creditworthiness of existing and potential tenants are evaluated and under certain circumstances a security deposit is required.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Except for the mortgage loan (see BORROWING ARRANGEMENTS), the Partnership believes the fair value of financial instruments approximates carrying amounts.

RECLASSIFICATIONS

Certain amounts for prior years have been reclassified to conform with the presentation for the current year.